EXHIBIT 99.1

Allocation of Dividend Shares to primary insiders for fourth quarter 2016

Reference is made to the announcement by Statoil ASA (the "Company", OSE: STL, NYSE:STO) on 6 April 2017 regarding the participation by the primary insiders in the dividend issues under the scrip dividend programme for third quarter 2016.

Further references are made to the stock market announcements on 20 April and 23 May 2017 regarding allocation to primary insiders of shares under the share saving plan and under the company’s long-term incentive programme.

Details on allocation of the Dividend Shares under the scrip dividend programme for fourth quarter 2016 are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Dividend Shares allocated to primary insider	Dividend Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Agerup, Wenche	Member of the board of directors	34		2,589		2,589
Bacher, Lars Christian	Executive vice president	284		22,769		22,769
Di Valerio, Ingrid E.	Member of the board of directors	55		4,162		4,162
Dodson, Timothy	Executive vice president	416		32,854		32,854
Gjærum, Reidar	Senior vice president	394	5	30,569	432	31,001
Hegge, Hans Jakob	Chief Financial Officer	349	47	27,578	3,598	31,176
Hovden, Magne	Senior vice president	217		17,154		17,154
Klouman, Hans Henrik	Senior vice president	412	15	32,572	1,175	33,747
Knight, John	Executive vice president	1,141		107,860		107,860
Kvelvane, Ørjan	Senior vice president	69		5,234		5,234
Kuburic, Hilde A.G.	Company secretary	27		2,062		2,062
Labråten, Per Martin	Member of the board of directors	16		1,236		1,236
Lægreid, Stig	Member of the board of directors	25		1,931		1,931
Løseth,Øystein	Chair of the board of Directors	14		1,067		1,067
Nilsson, Jannicke	Chief Operating Officer	266		21,282	16,478	37,760
Nylund, Arne Sigve	Executive vice president	153		13,045		13,045
Reitan, Torgrim	Executive vice president	429		33,858	1,574	35,432
Rummelhoff, Irene	Executive vice president	298		23,563	407	23,970
Skeie, Svein	Senior vice president	281	73	21,905	5,585	27,490
Sætre, Eldar	President and Chief Executive Officer	669		54,357		54,357
Økland,Jens	Executive vice president	200		16,292		16,292
Øvrum, Margareth	Executive vice president	598	94	46,734	7,159	53,893